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October 5, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Depomed, Inc. (“Depomed” or the “Company”)
Preliminary Proxy Statement filed on Schedule 14A filed by
Starboard Value LP, et al. (collectively, “Starboard”)
Filed on September 21, 2016 File No. 001-13111

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 30, 2016 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement (the “Proxy Statement”).

General

1.	Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose the factual foundation for the following assertions and statements included in your preliminary proxy statement and additional soliciting materials. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Starboard acknowledges the Staff’s comment and provides the following supplemental support:

•	“[t]he current Board has demonstrated a blatant disregard for the best interests of shareholders through a series of actions aimed at severely suppressing shareholder rights” (page 1),

As Starboard previously outlined in its response letter to the Staff, dated June 6, 2016, in connection with Starboard’s preliminary proxy statement for the calling of the Special Meeting (the “June Response Letter”) and as detailed in the “Reasons for the Solicitation” section of the Proxy Statement, Starboard believes the Board has a history of taking actions aimed at limiting shareholder rights. In July 2015, in response to an unsolicited proposal from Horizon Pharma plc. (“Horizon”) to acquire all of the outstanding shares of Depomed in an all-stock transaction, the Board (i) unilaterally adopted a poison pill with a 10% trigger threshold (the “Poison Pill”) and (ii) amended and restated the Company’s Bylaws (the “July 12 Bylaws”) to make it significantly more difficult and time-consuming for shareholders to call a special meeting of shareholders. When Horizon proceeded to comply with the arduous procedural requirements under the Bylaws for calling a special meeting in order to give shareholders a voice on its offer, Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) expressed concerns about Depomed’s shareholder-unfriendly Bylaw amendments and the Poison Pill. Indeed, Depomed’s actions were seen as so unfriendly that ISS and Glass Lewis supported Horizon’s efforts to call a special meeting.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 5, 2016

Excerpts from ISS’ September 26, 2015 report:

“Given that the poison pill and unilateral bylaw amendments adopted by the Depomed board materially impact shareholder rights, shareholders should provide consent FOR the special meeting requests.”

“The new bylaws adopted by the board do not appear to strike an appropriate balance between the board's need for more time to evaluate hostile bids and shareholders' ability to voice their views on strategic and governance decisions."

Excerpts from Glass Lewis’ September 28, 2015 report:

“These amendments require shareholders to initially request that the board set a request record date for determining shareholders entitled to request a special meeting and require that shareholders representing at least 10% of the aggregate voting power submit requests to hold such meetings. Upon receiving an initial record date request, the board could select a request record date up to 88 days in the future, and following such record date, shareholders would have up to 30 days to submit requests. Assuming sufficient requests were received, only then would the requested special meeting be called. In our view, this process appears to introduce unnecessary complexity and potential delay and allows the board to act in a manner than infringes on the rights of shareholders to call special meetings in a timely and reasonable fashion. Notably, in the case of the Removal and Bylaw Amendments Special Meeting and the Election Special Meeting, the board set request record dates that are 87 days and 86 days, respectively, following the date of the requests submitted by Horizon Pharma. In our view, the board has not provided any substantive justification for this delay, nor has it provided reasonable explanation for why the power to set the record date so far in the future is necessary or in the interests of all shareholders, in our view.”

“[i]n this case, [Glass Lewis] believe[s] it would be in the best interests of [Depomed] shareholders to consent to the calling of the Removal and Bylaw Amendments Special Meeting and the Election Special Meeting so that the merits of the underlying issues can be more carefully evaluated.”

In addition, Starboard believes the Board’s recent attempt to limit shareholder rights in connection with its proposal to change Depomed’s state of incorporation from California to Delaware (the “Reincorporation Proposal”), further evidences the Board’s concerning actions. Starboard respectfully refers the Staff to Depomed’s original preliminary proxy statement for the 2016 Annual Meeting filed with the Commission on April 5, 2016 (the “Original 2016 Proxy Statement”), which included the Reincorporation Proposal (later withdrawn by Depomed after Starboard demonstrated the proposal’s stealthy anti-shareholder aspects). Starboard thoroughly reviewed the Reincorporation Proposal and uncovered several shareholder-unfriendly aspects of it that were buried in appendices and not disclosed in the section of the Original 2016 Proxy Statement detailing the material provisions of the Reincorporation Proposal. Starboard believes this shows that the Reincorporation Proposal was principally designed to further entrench the Board by eliminating the ability of shareholders to call a special meeting for the purpose of removing and replacing current Board members. As proposed by the Company, the Reincorporation Proposal would have:

October 5, 2016

(i)	eliminated altogether the ability of shareholders to call a special meeting to remove and replace current Board members, as provided under the Board proposed Delaware Certificate of Incorporation;
(ii)	increased the solicitation requirement to call a special meeting of shareholders from 10% of the voting power, as it currently stands under California law, to 25% of the voting power, as provided under the Board proposed Delaware Bylaws;
(iii)	prevented shareholders, for all practical purposes, from commencing a special meeting request process with respect to director elections within 180 days of any annual meeting; and
(iv)	granted the Board sole discretion and authority to effect a Delaware reincorporation at any time prior to Depomed’s 2017 annual meeting of shareholders (the “2017 Annual Meeting”).

These were neither typical nor standard provisions that would reasonably necessitate a reincorporation proposal. Rather, Starboard believes they were unconventional and carefully crafted provisions specifically designed to limit shareholder rights and further entrench a Board that had already adopted the onerous and shareholder-unfriendly special meeting Bylaw provisions in July 2015 to fend off an unsolicited proposal from Horizon. Compounding matters, Starboard believes that the Board only withdrew the Reincorporation Proposal because Starboard publicly highlighted the grossly shareholder-unfriendly aspects of the proposal, and the Board realized that it had no choice but to withdraw the Reincorporation Proposal.

Equally as concerning, Starboard believes the Original 2016 Proxy Statement contained false and misleading disclosure, and omitted material information, in violation of Rule 14a-9 of the Exchange Act, due to the Company’s failure to include descriptions of certain material provisions of the proposed Certificate of Incorporation and Bylaws of Depomed’s to-be-formed Delaware entity, particularly relating to the ability of shareholders to call special meetings. These provisions, namely, the elimination of the ability of Depomed shareholders to call a special meeting of shareholders to (i) remove current members of the Board and (ii) elect directors within 180 days of any annual meeting of shareholders, often the principal reasons for calling a special meeting, were not described anywhere in the body of the Original 2016 Proxy Statement, forcing shareholders to read through the full text of the Certificate of Incorporation and Bylaws attached as Appendix D and Appendix E thereto, in order to understand the true and significant consequences of their approval of the Reincorporation Proposal. In addition, these provisions were not described in the section of the Original 2016 Proxy Statement titled “Differences between the Charters and Bylaws of Depomed-California and Depomed-Delaware” which purports to contain “a comparison of certain key provisions in the Articles of Incorporation and the Bylaws of Depomed-California and comparable provisions in the Certificate of Incorporation and the Bylaws of Depomed-Delaware, as well as certain provisions of California law and Delaware law.”

October 5, 2016

Importantly, ISS appears to share Starboard’s views and concerns regarding certain aspects of the Reincorporation Proposal, as disclosed in its report for the 2016 Annual Meeting:

“Ironically – given the proxy statement generally tries to elucidate the reasons shareholders, as distinct from directors, might want to support a proposal – the fact that shareholders would lose the ability to remove directors through a special meeting, which may be the most common reason shareholders would want to call a special meeting, was utterly missing from the discussion of the reincorporation proposal. So too were the timing changes, summarized in the table below but buried in appendices of the proxy statement, which (1) implement a 180-day waiting period after any annual meeting before shareholders can request a special meeting, and (2) outline a process which could add up to 180 additional days before the meeting would have to be called. In addition, the threshold for calling a special meeting would have substantially increased, from 10 percent to 25 percent . . .”

“Each of these changes results from rewriting a bylaw amidst the reincorporation, making it a conscious act by the board rather than an unavoidable difference in state laws. Nevertheless, the board left these changes out of the proxy's discussion of ‘Differences between the Charters and Bylaws of Depomed-California and Depomed-Delaware’ – a section explicitly intended to ‘summarize certain difference that shareholders may deem important.’”

“In its press release calling out the board's less-than-transparent disclosure on this bylaw change, Starboard also announced it had requested a record date to call a special meeting, and would seek to replace six directors at that special meeting. The board then withdrew the reincorporation proposal, ostensibly to avert ‘a costly and distracting proxy contest at a time when the company is focused on growing its business and driving shareholder value.’ The board's announcement did not explain why the material change in shareholder rights had been buried in appendices, nor suggest the benefits of reincorporation were so compelling it was willing to strike the bylaw change – the one point of contention in the proposal – to win shareholder support for larger issue of reincorporation.”

Starboard believes these concerning actions are indicative of the Board’s poor regard for corporate governance and the shareholder franchise, undermining the rights of Depomed shareholders.

In addition, Starboard notes that when Carl Pelzel resigned as Depomed’s Chief Executive Officer in April 2011, the Company immediately assigned Jim Schoeneck as CEO, a then and current director of the Company, rather than conduct a thorough and impartial search of both internal and external candidates, despite the fact that Mr. Schoeneck had never been the CEO of a public company before. Starboard believes that the Board’s failure to conduct a fulsome search for an experienced public company CEO demonstrates its failure to provide proper and effective oversight of the Company.

•	“[you] should not be left to wonder what shareholder-unfriendly action the current Board may seek to take next” (page 1),

Starboard acknowledges the Staff’s comment and while Starboard believes it has a reasonable factual basis for making this statement in light of the Board’s history of taking shareholder-unfriendly actions, as detailed above, Starboard has revised the Proxy Statement to delete this statement. See page 1 of the Proxy Statement.

October 5, 2016

•	the implied suggestion that the nominated board, unlike the current board, will “ensure that [y]our interests as the true owners of Depomed are appropriately represented and protected in the boardroom” (page 1),

This “implied suggestion” is related to Starboard’s belief that its experienced and highly qualified Nominees would better serve and protect Depomed shareholders given the Board’s troubling history of utilizing entrenchment mechanics and taking actions aimed at limiting shareholder rights as described in Starboard’s comprehensive response to the first bullet point above.

In addition, Starboard advises the Staff on a supplemental basis that it undertook an extensive process to carefully vet a slate of highly-qualified nominees that included the evaluation of over 100 qualified potential candidates. Starboard believes its Nominees possess unique skill sets and perspectives directly relevant to Depomed’s business and current challenges, including pharmaceutical operations, healthcare regulatory, finance, board governance and oversight, and mergers and acquisitions expertise. Starboard respectfully refers the Staff to the biographical highlights of Starboard’s Nominees set forth in the “Reasons for the Solicitation” section of the Proxy Statement as well as the Nominees’ full biographies set forth in the “Information Regarding the Nominees” section of the Proxy Statement. Collectively, the Nominees and Starboard’s Advisors, who will be invited to join the new Board if Starboard is successful at the Special Meeting, as described in more detail below and throughout the Proxy Statement, have decades of experience serving on well-performing public company boards. Importantly, the Nominees share Starboard’s concerns with the current Board’s shareholder-unfriendly actions and are dedicated to appropriately representing and protecting the interests of Depomed shareholders if elected to the Board at the Special Meeting.

•	“the Board’s apparent failure to identify and unlock opportunities to enhance shareholder value is in large part a function of a troubling misalignment of interest between the directors and Depomed shareholders” (page 21) and

Starboard respectfully refers the Staff to Starboard’s comprehensive responses above regarding its belief that there exists a troubling misalignment of interests between the directors and Depomed shareholders, which is further supported by Starboard’s concerns with the lack of sufficient stock ownership by members of the Board. According to the Company’s proxy statement for the Special Meeting, other than CEO Schoeneck’s 2.3% stake in the Company, not a single director owns more than 1% of the Company’s outstanding shares. Starboard believes a board culture focused on long-term value creation and shareholder accountability requires directors who have a mix of significant shareholder alignment along with relevant experience and skill sets. Starboard and its Nominees, on the other hand, collectively own approximately 9.8% of the Company’s outstanding shares, including the 16,450 shares of Common Stock directly owned by Nominee Jim Fogarty and the 6,015,000 shares of Common Stock beneficially owned by Nominee Jeff Smith. Starboard also respectfully refers the Staff to Starboard’s response to Comment No. 4 below regarding its belief that there is a distinction between the current equity stakes of Starboard’s Nominees who do not currently serve on the Board and have never been insiders of the Company and the current directors of Depomed who have been fiduciaries of the Company for many years.

In addition, Starboard advises the Staff on a supplemental basis that it believes there are opportunities to create shareholder value at Depomed and that this troubling misalignment of interests between the directors and Depomed shareholders has indeed contributed to the Board’s failure to identify and unlock these value-enhancing opportunities. Starboard’s analysis, copied below, indicates that Depomed’s 2016 earnings per share (EPS) could increase by at least 49% based on certain (i) pre-tax operational savings of approximately $30 million related to rationalization of R&D and General & Administration expenses, (ii) sales force optimization of $18 million pre-tax, and (iii) debt paydown and refinance savings of approximately $31 million pre-tax, that Starboard believes are available to the Company.

October 5, 2016

Opportunities to Create Shareholder Value:

Management 2016 Guidance (Depomed Q2 2016 Press Release)

o    Adjusted Earnings Guidance: $95 to $105 – (Midpoint $100 million)

o    ( / ) Share Guidance: 84 million (Company Q4 2015 Earnings Call)

o    ( = ) Midpoint 2016 EPS Guidance: $1.19

Internal Calculations of Potential Operational Savings

o    G&A Overhead Reduction + R&D Rationalization

o    ( = ) $30 million in savings = $0.22 EPS Improvement Potential(1)

Internal Calculations of Potential Sales Force Optimization

o    10% improvement in NUCYNTA sales force productivity

o    ( = ) $19 million opportunity = $0.14 EPS Improvement Potential(1)

Internal Calculations of Potential Debt Paydown & Refinance Savings

o    $100 million paydown @ 10.75% Interest Rate = $11 million

o    ( + ) Refinance remaining $375 million in debt @ 5.45% Interest Rate = $20 million

o    ( = ) $31 million in savings = $0.22 EPS Improvement Potential(1)

( = ) Standalone EPS Potential = $1.77 (49% increase in 2016 EPS)

(1) Assume 38.6% Effective Tax Rate (Depomed 10-K)

•	“...[the] Nominees are more qualified to serve on the Board than the current Depomed directors and more dedicated to protecting the interests of Depomed shareholders” (page 28).

Starboard respectfully refers the Staff to Starboard’s comprehensive responses to the bullet points above.

2.	Please revise your disclosure to further discuss the “comprehensive plan for Depomed,”referenced on page 1.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 1 of the Proxy Statement.

Reasons for the Solicitation

We are Seriously Concerned with the Board’s Track Record of Taking Egregious Actions Aimed at Limiting Shareholder Rights, page 19

3.	Please provide additional context for the following statements, or in the alternative, remove the statements from your document. The disclosure without providing additional context, including additional facts, does not appear to be consistent with Exchange Act Rule 14a-9.
•	Please clarify that the “all-stock value of $33.00 per share” was based on a fixed exchange ratio. In this regard, we note that that the Horizon all-stock offer was based on a fixed exchange ratio of 0.95 Horizon shares based on the weighted average price of Horizon shares.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 20 of the Proxy Statement.

•	We note the disclosure on page 20 that “[you] believe that Depomed knew [y]our Initial Record Date Request Notice was a placeholder and that [you] would be revising [the] slate of nominees, which under Depomed’s onerous Bylaws provisions, would require that [you] submit a new record date request.” Please disclose here, as you do on page 16, that on April 25, 2016 Depomed provided a one-time waiver to not set a new Request Record Date.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 20 of the Proxy Statement.

•	We note the first paragraph on page 20 comparing Depomed’s recent closing price of $13.92 with the value of the final Horizon offer. Given that Horizon’s proposal was based on a fixed exchange ratio, please provide a comparable measurement date when comparing the trading price of Horizon’s and Depomed’s stock.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 20 of the Proxy Statement.

October 5, 2016

We are Concerned with the Board’s Lack of Sufficient Stock Ownership, page 21

4.	Revise the second paragraph of this section to specify the number of shares held by each of your nominees.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 22 of the Proxy Statement.

In addition, Starboard advises the Staff on a supplemental basis that it believes there is a distinction between the current equity stakes of Starboard’s Nominees who do not currently serve on the Board and have never been insiders of the Company and the current directors of Depomed who have been fiduciaries of the Company for many years. Notably, two of Starboard’s Nominees, Jeff Smith (through Starboard) and Jim Fogarty, have collectively purchased more shares in open market transactions than all of Depomed’s current directors. Additionally, while Starboard cannot control or guarantee the actions of its Nominees, Starboard has discussed and its Nominees appear to support a policy of utilizing their after-tax director compensation to purchase Depomed shares if elected to the Board at the Special Meeting. While Starboard ultimately cannot control its Nominees’ ownership, Starboard believes its nominees will, over a reasonable time period, build and maintain a personally substantial financial position in Depomed.

We Believe there are Opportunities Available to the Company to Drive Shareholder Value, page 22

5.	Please revise your disclosure to discuss and quantify the “operational savings, debt paydown, and refinance savings” described in the first paragraph of this section.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 22 of the Proxy Statement.

Our Proposals for the Special Meeting, page 26

6.	Revise your disclosure to clarify, if true, that the director removal proposal is conditioned on the election of each successor nominee on proposal 3. Also, please expand your disclosure to discuss the effect on the board if any or none of your six board nominees is not elected but the current directors are removed.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 26 of the Proxy Statement.

In addition, Starboard advises the Staff on a supplemental basis that Proposal 1 (i.e. the director removal proposal) is not conditioned on the election of each Starboard Nominee under Proposal 3. Rather, approval of Proposal 1 is conditioned upon the election of each director’s successor by the shareholders of the Company. Under the Bylaws and California law, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which such director was elected and until a successor has been elected, which is why the removal of each director under Proposal 1 is conditioned upon the election of each such successor. If Proposal 1 is approved at the Special Meeting and all six of Starboard’s Nominees are elected to succeed the six incumbent directors at the Special Meeting under Proposal 3, then the entire incumbent Board will be removed and replaced with Starboard’s Nominees. If, on the other hand, Proposal 1 is approved at the Special Meeting, but any of Starboard’s six Nominees is not elected at the Special Meeting under Proposal 3, then the entire incumbent Board will remain seated until all six successors are elected by shareholders, which would occur upon the earlier of (1) the 2017 Annual Meeting and (2) a subsequent special meeting of shareholders to elect the remaining successors.

October 5, 2016

7.	We note your disclosure on page 26 that “in light of the unusual cumulative voting mechanics that would be implicated under Section 303(a)(1) of CGCL and the Bylaws if any director is not removed under Proposal 1, the only practical way to effect any Board changes at the Special Meeting is by voting to remove the entire Board.” Please provide an opinion of counsel on the application of Section 303 of the California Corporations Code to Proposal 1. In addition, please revise your disclosure in this section to provide a more fulsome explanation as to why you are proposing to remove the current board in its entirety. For example, discuss the percentage of votes that would be needed to approve the proposal, if the cumulative voting mechanics referenced on page 26 are triggered.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 26 of the Proxy Statement. Starboard will subsequently provide the requested opinion of counsel on the application of Section 303 of the California Corporations Code to Proposal 1 under separate cover.

Proposal 4, page 29

8.	We note that if this proposal is approved, the board will be prevented from amending the company’s bylaws for 120 days after the date of the special meeting. It appears that a result of this proposal is that, if your slate is elected, the board will not be able to appoint the two Advisors nor any current incumbent director for 121 days after the date of the special meeting. If so, please disclose this. Also, clarify that if the company’s current board remains in place (i.e., proposal 1 is not approved) but proposal 4 is approved, the board will be unable to amend its bylaws for 120 days after the date of the special meeting, even in the face of another hostile takeover attempt.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 29 of the Proxy Statement.

In addition, Starboard advises the Staff on a supplemental basis that Proposal 4 does not prevent Starboard from effectuating its director continuity plan, which Starboard has clarified will be a two-step process in Amendment No. 1 to the Proxy Statement, if Starboard is successful at the Special Meeting. First, expanding the Board to nine (9) members following the Special Meeting to appoint the two (2) Advisors and one (1) incumbent director does not require an amendment to the Bylaws as the Board is permitted to fix the exact number of directors via a resolution of the Board within the authorized number of directors set forth in the Bylaws, which is no less than five (5) nor more than nine (9) directors. Second, the new Board would not seek approval of a Bylaw amendment to increase the minimum and maximum number of directors in order to further increase the size of the Board to eleven (11) directors to appoint the other two (2) incumbent directors until the 2017 Annual Meeting, which will be held well after the 120-day restricted period following the Special Meeting if Proposal 4 is approved. Not only will the new Board have control over the timing of the 2017 Annual Meeting but Depomed’s annual meetings have historically been held in mid-to-late May and the new Board will be permitted to amend the Bylaws beginning March 16, 2017.

October 5, 2016

Solicitation of Proxies; Expenses, page 33

9.	We note that proxies may be solicited by mail, courier services, Internet, email, telephone, telegraph, facsimile, advertisements or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Starboard acknowledges the Staff’s comment and hereby confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed under the cover of Schedule 14A.

10.	Please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites you plan to utilize.

Starboard acknowledges the Staff’s comment and hereby confirms that it does not plan to solicit proxies via Internet chat rooms.

Certain Effects Related to this Solicitation, page 40

11.	Refer to the section for the “2021 Notes.” Please tell us, with a view toward revised disclosure, why you state that the approval of the proposals “are not likely” to result in any payments under the related indenture. Why are you unable to make a definitive statement in this respect?

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that the approval of the proposals will not result in any payment under the 2021 Notes. See page 40 of the Proxy Statement.

12.	Refer to the section for the “Management Continuity Agreements.” Define in your disclosure the term “change in control” and quantify, to the extent possible, the payments arising out of such a change in control if approval of your proposals would result in the first trigger of any potential payment obligations.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See pages 42 and 43 of the Proxy Statement.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

October 5, 2016

Sincerely,

/s/ Andrew M. Freedman
Andrew M. Freedman

cc:	Jeffrey C. Smith, Starboard Value LP
Steve Wolosky, Olshan Frome Wolosky LLP
Meagan Reda, Olshan Frome Wolosky LLP

October 5, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated September 30, 2016 (the “Staff Letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on September 21, 2016 (the “Filing”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

October 5, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, John J. Delucca, James P. Fogarty, Peter A. Lankau, Mary K. Pendergast, Robert G. Savage and James L. Tyree